



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 09/16/2022 11:08 AM
ID: 2022-001160880

Foreign Profit Corporation
Articles of Continuance

Pursuant to W.S. 17-16-1810 the undersigned hereby submits the following Articles of Continuance:

1. Corporation name:

NDB INC.

2. Incorporated under the laws of: California
(State or country)

3. Date of incorporation: 02/04/2019
(Date – mm/dd/yyyy)

4. Period of duration: Perpetual
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual.")

5. Mailing address of the corporation:

36 Shadow Brook Lane
Lander, WY 82520

6. Principal office address:

36 Shadow Brook Lane
Lander, WY 82520

RECEIVED SEP - 9 2022 WYOMING SECRETARY OF STATE

7. Name and physical address of its registered agent:
(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming. ***The registered agent must have a physical address in Wyoming.*** *If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed* ***in addition to a physical address.****)*

Name: Wyoming Discount Registered Agent, Inc.

Address: 36 Shadow Brook Lane
Lander, WY 82520

(If mail is received at a Post Office Box, please list above ***in addition to the physical address.****)*

FP-ArticlesContinuance – Revised June 2021

8. Purpose of the corporation which it proposes to pursue in the transaction of business in this state:

Any legal purpose.

9. Names and respective addresses of its officers and directors:

Office	Name	Address
President	Giorgi Gogokhia	36 Shadow Brook Lane Lander, WY 82520
Vice President	Nima Golsharifi	36 Shadow Brook Lane Lander, WY 82520
Secretary		
Treasurer		
Director	Nima Golsharifi	36 Shadow Brook Lane Lander, WY 82520
Director	Giorgi Gogokhia	36 Shadow Brook Lane Lander, WY 82520
Director		

10. Aggregate number of shares or other ownership units which it has the authority to issue.
    (Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)

50,000,000 Authorized Shares

11. Aggregate number of **issued shares** or other ownership units.
    (Itemize by classes, par value of shares, shares without par value and series, if any, within a class.)

50,000,000 Authorized Shares

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

13. Certification. *(Please check the box to complete the required certification.)*

[✔] I consent on behalf of the business entity to accept electronic service of process at the required email address provided on the form under the circumstances specified in W.S. 17-28-104(e).

Signature: _(signature)_   Date: | 8 /25 /2022 |
(Shall be executed by an officer or director of the corporation.)   *(mm/dd/yyyy)*

Print Name: | Jacob Heskett |

Title: | attorney/officer | Contact Person: | Mary P. Stankuviene |

Daytime Phone Number: | (775) 782-6587 | Email: | office@stankus.com |

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

State of __Oklahoma__   County of __Washington__

The foregoing instrument was acknowledged before me by __Jacob Heskett__ .
                                                     Signatory's Printed Name

__B +Heskett__   __11/13/22__   __14010393__
Notary Public's Signature   *Notary Date (mm/dd/yyyy)*   *Notary's Commission Expiration*



Notarial Seal:

REQUIRED ATTACHMENT TO INCLUDE WITH THE FILING

[✔] A certified copy of its original Articles of Incorporation and all amendments currently certified within the last six (6) months by the proper officer of the state or nation of formation.

[✔] A copy of the company resolution authorizing continuance of the Profit Corporation into Wyoming.

Note: Please **provide evidence showing the entity has been dissolved** after the continuation into Wyoming has been completed. Copies of the dissolution are acceptable and can be emailed to business@wyo.gov or mailed in.



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

Consent to Appointment by Registered Agent

I, | Wyoming Discount Registered Agent, Inc. | , registered office located at

(name of registered agent)

| 36 Shadow Brook Lane
Lander,Wyoming 82520 | voluntarily consent to serve

(registered office physical address, city, state, & zip)

as the registered agent for | NDB Inc. |

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.



Signature: _____   Date: 09/06/2022
(Shall be executed by the registered agent.)   *(mm/dd/yyyy)*

Print Name: Mary Pauline Stankuviene   Daytime Phone: (775) 782-6587

Title: Director   Email: Office@Stankus.com

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Registered Agent Mailing Address   1111 S Roop Street #100
(if different than above):   Carson City, Nevada 89702

IMPORANT: If you are an existing registered agent and your existing address on record does not match what is provided on this form, a **Registered Agent Information Update** form is also required.

WRITTEN CONSENT OF DIRECTORS OF
NDB, INC.
#4240954
A CALIFORNIA CORPORATION

August 16 , 2022

The undersigned, being all of the Directors of NDB, Inc., a California corporation entity number #4240954 (the "Company"), do hereby adopt by this Written Consent, pursuant to the General Corporation Laws of the State of California and in lieu of a meeting of the Board of Directors of the Company, the Resolutions set forth below, effective immediately.

WHEREAS, the Board of Directors (the "Board") of the Company deem it advisable and in the Company's best interest that the Company complete the domiciliary move from California to Wyoming; and

WHEREAS, the Board of Directors of the Company have determined that it is advisable and in the best interests of the respective shareholders to complete the domiciliary move to Wyoming; and

WHEREAS, the Board of Directors of the Company have received the consent of the majority shareholders of the Company to execute the redomicile.

NOW, THEREFORE, BE IT RESOLVED that the Company be, and it hereby is, authorized to complete the redomicile by filing Articles of Continuation with the Wyoming Secretary of State, together with such other necessary documentation, changes and modifications as the officers of this Company shall, in their sole and absolute discretion, deem appropriate and in the best interest of this Company; and

BE IT FURTHER RESOLVED that the Company will be a Wyoming corporation upon the filing of the Articles of Continuation with its Articles of Incorporation reflecting 50,000,000 shares of authorizes stock, with its registered agent being Wyoming Discount Registered Agent, Inc. Further, the Bylaws shall be updated to reflect the state of incorporation of Wyoming; and

BE IT FURTHER RESOLVED that the Company authorizes its corporate council of Heskett & Heskett, specifically Jacob Heskett, to sign on behalf of the Company such documents required to be original documents by the Wyoming Secretary of State for the sole purpose of effectuating the redomicile. Said authorization shall terminate upon the completion of the redomicile; and

BE IT FURTHER RESOLVED that each and all of the actions of the officers of this Company taken to date in connection with the negotiation, execution and delivery of each document and instrument contemplated herein or related thereto and each of the other actions of such officers associated with the transactions contemplated therein, is hereby ratified and confirmed; and





EXECUTED as of the date set forth above.

Nima Golsharifi, Director

Giorgi Gogokhia, Director

State of Texas County of Dallas

This instrument was acknowledged before me by means of an interactive two-way audio and video communication on August 16, 2022 by NIMA GOLSHARIFI. This notarial act was an online notarization.

GEORGE W POLETES
Notary Public
STATE OF TEXAS
Notary I.D. 13174447-9
My Comm. Exp. Oct. 2, 2022

This notarial act was an online notarization



State of Missouri

County of St. Louis

On August 17, 2022, before me, the undersigned notary, personally appeared by remote online means GIORGI GOGOKHIA,

____ personally known to me

_X_ proved to me through identification documents, which were Georgian Passport

____ proved to me on the oath or affirmation of ____________________, whose identities have been proven to me through identification documents and who have stated to me that they personally know the document signer and are unaffected by the document

to be the person whose name is signed on the preceding or attached document, and acknowledged to me that they signed it voluntarily for its stated purpose

____ as partner for ________________________, a partnership.)

____ as ________________________ for ________________________, a corporation.

____ as attorney in fact for ____________________, the principal.)

____ as ________________ for ______ ____________, (a)(the) _________________.)

TKWestbrook-Ruiz

Official signature of notary

TONIKA NICOLE WESTBROOK-RUIZ
ELECTRONIC NOTARY PUBLIC – NOTARY SEAL
ST. LOUIS COUNTY - STATE OF MISSOURI
MY COMMISSION EXPIRES: DECEMBER 21, 2024
ID #20652834

EACH SIGNER PERSONALLY APPEARED BY REMOTE ONLINE MEANS

Seal (above)



California Secretary of State

Business Programs Division

1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies
Entity Name: NDB INC.
Formed In: CALIFORNIA
Entity No.: 4240954
Entity Type: Stock Corporation - CA - General

Issuance Date: 08/17/2022
Copies Requested: 1
Receipt No.: 002385473
Certificate No.: 038109126

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
17081876-1	02/04/2019	Initial Filing	1
B0819-3137	06/11/2022	Statement of Information	2

** **** ****** ******** End of list ******** ****** **** **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on August 17, 2022.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.

 


STATE OF CALIFORNIA
Office of the Secretary of State
STATEMENT OF INFORMATION
CORPORATION
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only
-FILED-
File No.: BA20220359474
Date Filed: 6/11/2022

Entity Details

Corporation Name	NDB INC.
Entity No.	4240954
Formed In	CALIFORNIA

Street Address of Principal Office of Corporation

Principal Address	50 CALIFORNIA STREET SUITE 1500 SAN FRANCISCO, CA 94111

Mailing Address of Corporation

Mailing Address	50 CALIFORNIA STREET SUITE 1500 SAN FRANCISCO, CA 94111
Attention	

Street Address of California Office of Corporation

Street Address of California Office	50 CALIFORNIA STREET SUITE 1500 SAN FRANCISCO, CA 94111

Officers

Officer Name	Officer Address	Position(s)
NIMA GOLSHARIFI	50 CALIFORNIA STREET, SUITE 1500 SAN FRANCISCO, CA 94111	Chief Executive Officer, Chief Financial Officer
▪ Giorgi Gogokhia	50 CALIFORNIA STREET, SUITE 1500 San Francisco, CA 94111	Secretary

Additional Officers

Officer Name	Officer Address	Position	Stated Position
None Entered			

Directors

Director Name	Director Address
Nima Golsharifi	50 California Street, Suite 1500 San Francisco, CA 94111
Giorgi Gogokhia	50 California Street, Suite 1500 San Francisco, CA 94111
~~Roberto Luca Saldi~~	~~50 California Street, Suite 1500~~ ~~San Francisco, CA 94111~~

The number of vacancies on Board of Directors is: 0

Agent for Service of Process

California Registered Corporate Agent (1505)	LEGALINC REGISTERED AGENTS, INC. Registered Corporate 1505 Agent

Type of Business

Type of Business	NANOTECHNOLOGY

Email Notifications	
Opt-in Email Notifications	Yes, I opt-in to receive entity notifications via email.

Labor Judgment

No Officer or Director of this Corporation has an outstanding final judgment issued by the Division of Labor Standards Enforcement or a court of law, for which no appeal therefrom is pending, for the violation of any wage order or provision of the Labor Code.

Electronic Signature

☒ By signing, I affirm that the information herein is true and correct and that I am authorized by California law to sign.

Nima Golsharifi   *06/12/2022*
_____   _____
Signature   Date



4240954

STATE of CALIFORNIA
ARTICLES of INCORPORATION
A STOCK CORPORATION

FILED
Secretary of State
State of California
FEB 04 2019

ARTICLE I.

The name of this corporation is NDB INC..

ARTICLE II.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III.

The name of the initial agent for service of process in the State of California for the corporation is LEGALINC CORPORATE SERVICES INC.

ARTICLE IV.

The initial street address of the corporation is 4900 HOPYARD RD, PLEASANTON, CALIFORNIA 94588.

ARTICLE V.

This corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is 50000000.

ARTICLE VI.

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Dated: Feb 01, 2019

Marsha Siha, Incorporator



Secretary of State

Certificate of Election to Wind Up and Dissolve

(California Stock Corporation ONLY)

ELEC STK

IMPORTANT — Read Instructions before completing this form.

There is **No Fee** for filing a Certificate of Election to Wind Up and Dissolve - Stock

Copy Fees – First page $1.00; each attachment page $0.50;
Certification Fee - $5.00 plus copy fees

This Space For Office Use Only

1. **Corporate Name** (Enter the exact name of the corporation as it is recorded with the California Secretary of State.)	2. **7-Digit Secretary of State Entity Number**
NDB INC.	**4240954**

3. **Election** (Check the applicable statement. Only **one box** may be checked. If the first box is checked, enter the **number** of shares (**do not** enter the percentage of shares). Note: This Form ELEC STK is not required when the vote to dissolve was made by all of the shareholders and that fact is noted on the Certificate of Dissolution (Form DISS STK).)

[✔] The election was made by the vote of ___99%___ shares of the corporation, and representing at least 50 percent of the voting power.

[ ] The corporation has not issued any shares; the election was made by the board of directors of the corporation.

4. **Required Statement** (This Statement is required. Do not alter.)

The corporation has elected to wind up and dissolve.

5. **Signatory Authority** (Check the applicable statement. Only **one box** may be checked.)

The undersigned is/are the:

[✔] Sole director or a majority of the directors now in office of the above-named corporation.

[ ] Chairperson of the board, president or vice president and the secretary, chief financial officer, treasurer, assistant secretary or assistant treasurer of the above-named corporation.

[ ] Shareholder(s) authorized to sign this certificate by shareholders holding shares representing at least 50 percent of the voting power of the above-named corporation.

6. **Read, Verify, Date and Sign Below** (See Instructions for signature requirements.)

I declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Aug 26, 2022	*Nima Golsharifi*	Nima Golsharifi
Date	Signature	Type or Print Name
Aug 26, 2022	*Giorgi Gogokhia*	Giorgi Gogokhia
Date	Signature	Type or Print Name
Date	Signature	Type or Print Name

STATE OF WYOMING
Office of the Secretary of State

I, KAREN L. WHEELER, Deputy Secretary of State of the State of Wyoming, do hereby certify that

NDB INC.

an entity originally organized under the laws of California on February 4, 2019, did on September 16, 2022 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that **NDB INC.** renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **16th** day of **September**, **2022**.



Deputy Secretary of State

By: _____ Anneleisa Renner

Filed Date: 09/16/2022